Financial Statements

Tele Nordeste Celular Participações S.A. and subsidiaries

Years ended December 31, 2003 and 2002 with Report of Independent Auditors

Tele Nordeste Celular Participações S.A.

and subsidiaries

FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in conformity with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying balance sheets of Tele Nordeste Celular Participações S.A. (Company) and the consolidated balance sheets of Tele Nordeste Celular Participações S.A. and its subsidiaries (Consolidated) as of December 31, 2003 and 2002, and the related statements of income, shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tele Nordeste Celular Participações S.A., and the consolidated financial position of Tele Nordeste Celular Participações S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

Recife (PE), January 12, 2004

Auditores Independentes S.S.

CRC - 2SP 015.199/O-6-S - PE

Paulo Sérgio Dortas

Accountant CRC – 1BA – 015250/O-8-S-PE

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND CONSOLIDATED

Balance Sheets

December 31, 2003 and 2002

(In thousands of reais)

	Company		Consolidated			Company		Consolidated
	2003	2002	2003	2002		2003	2002	2003	2002
Assets					Liabilities and shareholders’ equity
Current assets					Current liabilities
Cash and cash equivalents	199	602	338,111	414,413	Trade accounts payable	1,313	980	195,032	62,868
Trade accounts receivable	—	—	208,614	168,494	Loans	—	—	40,899	46,269
Inventories	—	—	12,380	8,774	Debentures	—	—	—	209,954
Recoverable taxes	11,548	5,873	107,576	30,294	Taxes payable	9,381	2,767	48,868	41,949
					Salaries and vacations payable	3,202	3,630	6,775	8,117
Deferred income and social contribution taxes	937	1,234	52,409	51,244	Due to related parties	2	22,252	—	—
Dividends and interest on shareholders’ equity	30,746	30,405	—	—	Dividends and interest on shareholders’ equity	43,871	32,526	56,283	47,217
Other current assets	940	389	5,065	3,348	Amounts received to be forwarded	—	—	19,008	8,259

					Other current liabilities	2,001	5,297	34,579	22,314

Total current assets	44,370	38,503	724,155	676,567

					Total current liabilities	59,770	67,452	401,444	446,947

Noncurrent assets					Noncurrent liabilities
Deferred income and social contribution taxes	2,724	5,764	92,955	121,176	Loans	—	—	39,800	77,466
Loan to subsidiaries	2,079	5,776	—	—	Due to related parties	4,239	—	—	—
Recoverable taxes	—	—	15,531	7,932	Provision for contingencies	48	220	9,615	16,058

Other noncurrent assets	29	39	3,391	4,589	Total noncurrent liabilities	4,287	220	49,415	93,524

Total noncurrent assets	4,832	11,579	111,877	133,697

					Minority interests	—	—	197,374	150,737

Permanent assets
Investments	889,317	724,036	—	10,179	Shareholders’ equity
Property, plant and equipment	2,580	3,699	689,243	580,910	Paid in capital	313,709	288,443	313,709	288,443

					Capital reserve	144,352	169,532	144,352	169,532
					Income reserves	141,131	122,196	141,131	122,196
Total permanent assets	891,897	727,735	689,243	591,089	Retained earnings	277,850	129,974	277,850	129,974

					Total shareholders’ equity	877,042	710,145	877,042	710,145

Total assets	941,099	777,817	1,525,275	1,401,353	Total liabilities and shareholders’ equity	941,099	777,817	1,525,275	1,401,353

See accompanying notes.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND CONSOLIDATED

STATEMENTS OF INCOME

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Company		Consolidated
	2003	2002	2003	2002
		(Reclassified)		(Reclassified)
Gross revenue from sales and services
Telecommunication services and sale of goods	—	—	1,315,277	1,198,476
Deductions	—	—	(315,824)	(276,954)

Net revenue	—	—	999,453	921,522
Cost of goods sold and services rendered	—	—	(481,579)	(389,383)

Gross profit	—	—	517,874	532,139
Operating revenue (expenses)
Selling expenses	—	—	(208,887)	(188,626)
General and administrative expenses	(7,710)	(7,752)	(95,485)	(94,904)
Employees profit sharing	(1,565)	(1,688)	(3,246)	(3,700)
Financial expenses	(5,900)	(5,217)	(58,291)	(78,508)
Financial income	2,735	371	111,993	66,064
Equity pickup from subsidiaries	217,824	133,470	(3,250)	(4,286)
Directors’ fees	(194)	(394)	(194)	(394)
Other operating income (expenses), net	(1,098)	1,115	(10,931)	(25,134)

Operating income	204,092	119,905	249,583	202,651

Nonoperating income (expenses), net	14,678	(2,997)	13,819	(3,120)

Income before taxes on income and reversal of interest on shareholders’ equity	218,770	116,908	263,402	199,531

Income and social contribution taxes	(11,225)	1,666	(18,870)	(48,402)
Reversal of interest on shareholders’ equity	—	—	8,648	5,992

Income before minority interests	207,545	118,574	253,180	157,121

Minority interests	—	—	(45,635)	(38,547)

Net income for the year	207,545	118,574	207,545	118,574

Net income per thousand shares - R$	0.58	0.34

Number of shares at year end (in thousands)	359,268,490	345,739,620

See accompanying notes.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND CONSOLIDATED

Statements of Shareholders’ Equity

Years ended December 31, 2003 and 2002

(In thousands of reais)

		Capital reserve	Income reserves
	Capital	Special premium	Statutory reserve	Legal	Realizable profit reserve	Dividends payable	Retained earnings	Total
Balance at December 31, 2001	186,054	193,083	87,154	16,532	0	14,825	124,328	621,976
Capital increase with reserve and retained earnings	102,389	(23,551)	—	—	—	—	(78,838)	—
Realization of a portion of the special reserve for dividends payable	—	—	—	—		(2,244)	—	(2,244)
Net income for the year	—	—	—	—	—	—	118,574	118,574
Appropriation of income:
Legal reserve	—	—	—	5,929	—	—	(5,929)	—
Dividends	—	—	—	—	—	—	(28,161)	(28,161)

Balance at December 31, 2002	288,443	169,532	87,154	22,461	—	12,581	129,974	710,145
Capital increase with reserve and retained earnings	25,180	(25,180)	—	—	—	—	—	—
Capital increase by shareholders	86		—	—	—	—	—	86
Realization of a portion of the reserve for dividends payable	—	—	—	—	—	(10,280)	—	(10,280)
Net income for the year	—	—	—	—	—	—	207,545	207,545
Appropriation of income:
Legal reserve	—	—	—	10,377	—	—	(10,377)	—
Dividends	—	—	—	—	—	—	(30,454)	(30,454)
Realizable profit reserve	—	—	—	—	18,838	—	(18,838)	—

Balance at December 31, 2003	313,709	144,352	87,154	32,838	18,838	2,301	277,850	877,042

See accompanying notes.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND CONSOLIDATED

Statements of Changes in Financial Position

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Company		Consolidated
	2003	2002	2003	2002
Sources of working capital
From operations:
Net income for the year	207,545	118,574	207,545	118,574
Items that do not affect working capital:
Depreciation	1,346	1,275	184,574	179,472
Residual value of fixed assets disposed of	36	57	3,259	2,231
Gain on investment disposal	(12,570)	—	(12,570)
Equity pickup from subsidiaries	(221,074)	(137,758)	—	—
Equity pickup from affiliated companies	3,250	4,288	3,250	4,288
Monetary variation of noncurrent liabilities	—	—	3,531	6,763
Monetary variation of noncurrent assets	—	(39)	—	—
Gain (loss) for change in shareholdings in subsidiaries and affiliates	—	3,042	—	(755)
Minority interests	—	—	45,635	38,547
Provision for contingencies	(172)	180	(6,444)	13,355

	(21,639)	(10,381)	428,780	362,475
From shareholders:
Capital increase	86	—	86	—
From third parties:
Dividends	13,064	12,666	—	—
Interest on shareholders’ equity	32,549	20,868	—	—
Investment disposal	19,500	—	19,500
Increase in noncurrent liabilities	4,239	—	—	—
Transfer from noncurrent to current liabilities	48,713	36,464	77,279	30,494
Other	—	—	1,001	—

	118,065	69,998	97,780	30,494

Total sources	96,512	59,617	526,646	392,969

Applications of working capital
Noncurrent assets	41,966	41,418	55,460	6,994
Property, plant and equipment	263	738	296,165	74,866
Dividends	30,454	28,161	30,454	28,161
Transfer from noncurrent to current liabilities	—	—	41,196	238,578
Minority interests - dividends and participation variations	—	—	—	8,812
Realization of a portion of the special reserve for dividend payable	10,280	2,244	10,280	2,244

Total applications
	82,963	72,561	433,555	359,655

Increase (decrease) in working capital	13,549	(12,944)	93,091	33,314

Changes in working capital
At beginning of year	(28,949)	(16,005)	229,620	196,306
At end of year	(15,400)	(28,949)	322,711	229,620

Increase (decrease) in working capital	13,549	(12,944)	93,091	33,314

See accompanying notes.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

(In thousands of reais)

1.	Operations

Tele Nordeste Celular Participações S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRÁS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participações S.A. is a publicly traded corporation controlled by Bitel Participações S.A., which holds 52.69% of voting capital and 22.61% of total capital.

The subsidiaries of Tele Nordeste Celular Participações S.A. were concessionaires rendering mobile cellular telephone services (“SMC”) and other activities necessary or useful for such services. Due to the authorization agreement entered into by these subsidiaries and ANATEL (National Telecommunications Agency) on December 10, 2002, they were allowed to render personal mobile services (“SMP”) in the geographic area of operation attributed to the subsidiaries for an indefinite term. Said authorization agreements replaced the previous concession contracts.

The business activities of the subsidiaries, including the services they may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), the regulatory agency for Brazil’s telecommunications industry, in compliance with Law No. 9472 of July 16, 1997 and the respective regulations.

2.	Corporate Reorganization

a)	The Millennium Project

At the time the controlling shareholder of Tele Nordeste Celular Participações S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the book value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participações S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit from the tax deductibility resulting from the premium amortization.

6

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

2.	Corporate Reorganization—Continued

a)	Millennium Project - Continued

As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participações S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participações S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

In the second phase, Tele Nordeste Celular Participações S.A. performed a spin-off, by which the operating subsidiaries incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participações S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

	Consolidated
	2003	2002
Premium incorporated for investment acquisition, net of accumulated amortization	339,445	413,506
Provision for integrity of net equity, net of reversals	(224,033)	(272,914)

Tax benefits	115,412	140,592

The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company’s projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the year, there were no changes in the Company’s management expectation in relation to the amortization period established.

7

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

2.	Corporate Reorganization—Continued

a)	Millennium Project - Continued

The provision for integrity of net equity represents 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 115,412 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180 = R$ 74,060 premium amortization less R$ 48,880 provision reversal) and noncurrent assets (R$ 90,232) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

b)	Merger with operating companies

The corporate reorganization process basically consists of merger of Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A. In December 2003, the operating subsidiaries submitted this reorganization to prior ANATEL approval, considering that they migrated from the Mobile Cellular Service (SMC) to Personal Mobile Service (SMP).

This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of Telpe Celular S.A. operations, reduction of expenses related to maintenance of six individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participações S.A.’s subsidiaries. Management expects that the reorganization process will be completed by the first 2004 quarter.

3.	Presentation of the Financial Statements

The consolidated financial statements were prepared in accordance with the accounting practices originating in Brazil’s Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission – SEC.

Some 2002 accounts of the statement of income were reclassified for purposes of adequacy and consistency with the current year.

8

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

4.	Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participações S.A. and the following subsidiary companies:

	% Shareholding
	2003	2002
Telasa Celular S.A.	79.50%	78.77%
Teleceará Celular S.A.	80.43%	79.97%
Telepisa Celular S.A.	80.01%	79.40%
Telern Celular S.A.	76.94%	76.19%
Telpa Celular S.A.	72.69%	71.85%
Telpe Celular S.A.	79.83%	78.68%

The consolidation process includes the following principal procedures:

a.	Elimination of intercompany asset and liability balances;

b.	Elimination of participation in subsidiaries’ capital, reserves and retained earnings;

c.	Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d.	Identification of minority interests in the consolidated financial statements;

e.	Reclassification of the income tax incentive recorded by the operating subsidiaries as capital reserve to result for the year.

5.	Summary of Principal Accounting Practices

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a)	Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

9

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

5.	Summary of Principal Accounting Practices - Continued

b.	Trade accounts receivable

Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

c.	Allowance for doubtful accounts

Is set up for an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

d.	Inventories

Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

e.	Investments

Investments in subsidiaries and affiliates are stated at the equity method, and their accounting practices are in line with those of the parent company.

f.	Property, plant and equipment

Are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 12.

10

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

5.	Summary of the Principal Accounting Practices—Continued

g)	Income and social contribution taxes

The operating companies, through Constitutive Reports, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became beneficiaries of the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da operação”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

The operating companies calculate and record taxes at effective rates at the financial statements date on the accrual basis. The amount of the aforementioned income tax reduction benefit reduces the provision for income tax payable, being recorded against capital reserve – tax incentive, in shareholders’ equity. The tax benefit related to 2002 was recorded in 2003, period in which the benefit was granted, to the debit of recoverable income tax, because it had already been paid, and to the credit of capital reserve – tax incentive, in shareholders’ equity.

Deferred taxes related to temporary differences and tax losses are posted to current and noncurrent assets, based on expected realization thereof, which is reviewed every year.

The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participações S.A. into its subsidiaries is being realized over a 10-year period.

h)	Loans

Loans include interest accrued to the balance sheet date. As mentioned in Note 13, the subsidiaries have hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of income on the accrual basis, at contractual rates.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

5.	Summary of Principal Accounting Practices—Continued

i)	Vacations accrual

Vacations and related charges are accrued in proportion to the vacation vesting period.

j)	Provision for contingencies

Is set up based on management’s expectations, supported by the legal advisors’ opinion, for amounts judged sufficient to cover probable losses and risks.

k)	Recognition of operating income

Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing date up to the end of each month are estimated and recognized as income in the month the service is rendered.

Prepaid telecommunication services are recognized on the accrual basis in the period they are used, based on the effective use recorded in each period.

l)	Employees’ profit sharing

The Company accrued the employees’ participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders’ General Meeting.

m)	Financial instruments

The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

5.	Summary of Principal Accounting Practices—Continued

n)	Use of estimates

The preparation of the Company’s and consolidated financial statements requires management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

o)	Transactions in foreign currency

Are recorded by using the exchange rate in effect at the date of transaction. Assets and liabilities denominated in foreign currency are translated at the rate in effect at the balance sheet date. Exchange variations are charged to operating results when incurred.

p)	Income per thousand shares

Income per thousand shares is calculated based on the number of outstanding shares at the balance sheet date.

6.	Transactions with Related Parties

The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Balance in 2003	Balance in 2002
Assets
Noncurrent assets	171	1,047	168	160	418	115	2,079	5,776
Other rights	171	1,047	168	160	418	115	2,079	5,776
Dividends and interest on shareholders’ equity	4,656	9,237	4,071	3,512	6,268	3,002	30,746	18,043
Liabilities
Current liabilities	—	2	—	—	—	—	2	29
Other obligations	—	2	—	—	—	—	2	29
Noncurrent liabilities	—	—	—	—	4,239	—	4,239	22,223
Loans	—	—	—	—	4,239	—	4,239	22,223
Expenses	—	4,202	—	—	1,330	—	5,532	2,826
Financial expenses	—	4,202	—	—	1,330	—	5,532	2,826
Income	4,157	7,850	3,107	3,057	12,040	2,936	33,147	21,450
Financial income	—	—	—	—	—	—	—	39
Interest on shareholders’ equity	4,157	7,850	3,107	3,057	12,040	2,936	33,147	21,411

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

6.	Transactions with Related Parties—Continued

The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. During 2003, the expenses related to this agreement totaled R$ 7,524, shown as administrative expenses in consolidated. This contract matured in September 2003.

Assets and liabilities related to the use of the network refer to consideration for the provision of interconnection services.

Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDB) rate.

Rights and obligations relate mainly to the sale of cellular telephones between related companies.

7.	Cash and Cash Equivalents

	Company		Consolidated
	2003	2002	2003	2002
Cash and banks	199	602	16,992	13,711
Short-term investments	—	—	321,119	400,702

	199	602	338,111	414,413

Short-term investments correspond to Bank Deposit Certificates (CDB) and investment funds. The average remuneration, net of taxes and outstanding investment charges, at the balance sheet date is 23.71% (18.86% in 2002) per year.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

8.	Trade Accounts Receivable

	Consolidated
	2003	2002
Services billed	110,084	97,480
Unbilled services	36,303	33,599
Network use	59,034	39,497
Sale of goods	38,726	26,890

	244,147	197,466
Allowance for doubtful accounts	(35,533)	(28,972)

	208,614	168,494

Falling due	98,790	136,322
Matured for up to 60 days	90,101	27,644
Matured for over 61 days	55,256	33,500

	244,147	197,466

The movement of the allowance for doubtful accounts was as follows:

	2003	2002
Beginning balance	28,972	17,799
Provisions recorded as selling expenses	57,410	46,729
Write-offs	(50,849)	(35,556)

Ending balance	35,533	28,972

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

9.	Recoverable Taxes

	Company		Consolidated
	2003	2002	2003	2002
Income and social contribution taxes	11,548	5,873	88,604	20,556
ICMS	—	—	18,972	9,738

	11,548	5,873	107,576	30,294

10.	Deferred Income and Social Contribution Tax Credits

The Company and its subsidiaries, based on the expectation of future taxable income generation, recognize tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

Deferred income and social contribution tax credits are composed as follows:

	Company		Consolidated
	2003	2002	2003	2002
Credit from merger (Note 5g)	—	—	115,412	140,592
Provision for contingencies	16	75	3,269	4,915
Allowance for doubtful accounts	—	—	12,081	9,851
Employees’ profit sharing	532	574	1,104	1,258
Tax losses	2,003	4,239	2,694	5,637
Loan for use depreciation –supplement	—	—	8,638	6,718
Social contribution tax loss	721	1,526	526	1,983
Other provisions	389	584	1,640	1,466

	3,661	6,998	145,364	172,420
Short-term	(937)	(1,234)	(52,409)	(51,244)

Long-term	2,724	5,764	92,955	121,176

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

10.	Deferred Income and Social Contribution Tax Credits—Continued

According to the projections prepared by the Company’s management, the long-term deferred income and social contribution taxes existing at December 31, 2003 will be realized over the following years:

	Company	Consolidated
2004	2,724	25,180
2005	—	25,180
2006	—	25,180
2007	—	17,415

	2,724	92,955

The composition of income and social contribution tax expense during 2003 and 2002 is as follows:

	Company		Consolidated
	2003	2002	2003	2002
Income tax for the year	5,613	1,119	48,703	42,341
Social contribution tax for the year	2,030	411	17,641	15,304
Deferred income tax	2,634	(2,350)	2,235	(6,796)
Deferred social contribution tax	948	(846)	811	(2,447)
Income tax reduction - ADENE	—	—	(50,520)	—

Income and social contribution taxes expense	11,225	(1,666)	18,870	48,402

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

10.	Deferred Income and Social Contribution Tax Credits—Continued

The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for 2003 and 2002 is shown below:

	Company		Consolidated
	2003	2002	2003	2002
Income before taxes on income	218,770	116,908	263,402	199,531
Combined tax rate	34%	34%	34%	34%

Income and social contribution taxes due	74,382	39,749	89,557	67,840
Additions (exclusions):
Provision for shareholders’ equity integrity	—	—	(16,618)	(16,618)
Equity pickup	(62,994)	(38,179)	1,105	1,457
Income tax reduction – tax incentive	—	—	(50,520)	—
Other	(163)	(3,236)	(4,654)	(4,277)

	(63,157)	(41,415)	(70,687)	(19,438)
Income and social contribution taxes charged (credited) to operating results for the year	11,225	(1,666)	18,870	48,402

Actual tax rate	5.1%	-1.4%	7.2%	24.3%

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

11.	Investments (Company)

Participation in subsidiaries at December 31, 2003

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet.Com S.A.		Balance
Capital	58,208	137,393	45,151	47,200	153,787	40,987	(a	)
Number of shares held (000)
Common	2,858,177	3,871,814	458,443	367,518	780,429	841,585
Preferred	3,949,168	4,770,070	966,815	803,172	1,410,941	1,601,738	—
Shareholding (%)	79.4994%	79.8329%	72.6896%	76.9429%	80.4261%	80.0090%
Shareholders’ equity without the premium reserve at 12.31.03	101,499	258,725	92,065	89,546	330,870	66,963

Income for the year	24,662	48,427	23,577	19,219	85,754	15,797

Equity pickup	25,851	45,408	22,914	19,665	91,018	16,218	(3,250)		217,824

Investment	80,282	208,650	66,529	68,840	266,761	53,691			744,753
Premium reserve	14,385	66,271	13,147	13,277	29,789	7,695	—		144,564

Investment at 12.31.03	94,667	274,921	79,676	82,117	296,550	61,386	—		889,317

(a)	on December 18, 2003, the Company sold its shareholdings in TIMNet.com S.A., with gain of R$ 12,570, as set out in Note 21.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

11.	Investments (Company)—Continued

Participation in subsidiaries at December 31, 2002

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet.Com S.A.	Balance
Capital	33,971	125,621	43,164	45,012	94,743	24,762	78,000
Number of shares held (000)
Common	2,686,484	3,484,857	421,895	330,503	656,371	799,312	15,600,000
Preferred	2,493,196	2,946,710	571,404	533,176	1,057,883	1,090,126	—
Shareholding (%)	78.7716%	78.6817%	71.8475%	76.1863%	79.9662%	79.4036%	20.0000%
Shareholders’ equity without liquido sem a reserve premium reserve at 12.31.02	72,534	205,663	64,250	66,873	235,771	49,758	50,894

Income (loss) for the year	20,722	31,312	17,955	19,997	73,776	12,226	(21,441)

Equity pickup	16,323	24,637	12,900	15,233	58,957	9,708	(4,288)	133,470

Investment	57,136	161,821	46,163	50,947	188,537	39,510	10,179	554,293
Premium reserve	16,946	78,042	15,134	15,465	35,092	9,065	—	169,744

Investment at 12.31.02	74,082	239,863	61,297	66,412	223,629	48,575	10,179	724,037

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

12.	Property, Plant and Equipment

		Company		Consolidated
		2003	2002	2003			2002
	Average annual deprec. rate- %	Net balance	Net balance	Cost	Accumulated depreciation	Net balance	Net balance
Assets and installations in use
Switching equipment	14.29	—	—	165,436	(100,618)	64,818	82,655
Transmission equipment	14.29	—	—	686,134	(488,020)	198,114	290,773
Terminal equipment	12.5 to 50	7	6	76,550	(58,622)	17,928	21,234
Infrastructure	4 to 20	168	355	69,943	(25,887)	44,056	44,336
Assets for general use	10 to 20	1,184	1,701	61,460	(35,491)	25,969	29,044
Software	20	1,002	1,016	176,328	(78,733)	97,595	83,161

		2,361	3,078	1,235,851	(787,371)	448,480	551,203
Land		—	—	1,318	—	1,318	1,318
Assets and installations in progress		219	621	239,445	—	239,445	28,389

		2,580	3,699	1,476,614	(787,371)	689,243	580,910

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

12.	Property, Plant and Equipment—Continued

a)	Construction in progress

Construction in progress comprises equipment in the phase of being implemented and/or installed, for TDMA and GSM technologies at the Company’s subsidiaries due to increase of investments in this technologies to allow prompt rendering of services in the cities in the area of operation attributed to the operating companies.

b)	Equipment rental

Company subsidiaries rent equipment and installations through operating contracts maturing at various dates, which may be cancelled without entailing any indemnification. Rent expenses under these contracts amounted to R$ 13,555 (R$ 10,957 in 2002).

c)	New technology implementation

The Company subsidiaries started implementing in the second 2003 half the GSM technology in its service network, to supplement the current TDMA technology, considering that both technologies will be maintained in operation by the subsidiaries. At December 31, 2003 no adjustment to property, plant and equipment account was deemed necessary due to introduction of the new GSM technology.

d)	License for use

In July 2003, the Company’s operating subsidiaries (Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A.) acquired license for radio frequency use in connection with the General Licensing Plan (PGO) and the license for rendering Personal Mobile Services (SMP), as mentioned in Note 1.

Said license is valid for the remaining period of the license for rendering personal mobile services, which is the period over which such asset will be amortized.

The amount due for the license is updated by reference to the IGP-DI (General Price Index – Internal Availability) of the Getúlio Vargas Foundation variation, from the date of the Licensing Agreement through to the date of actual payment, if it occurs up to twelve months from the date of the Licensing Agreement, increased by 1% interest per month. Considering the decision of the subsidiaries to settle the amount due in up to 12 months, they reclassified the updated balance of R$ 22,080 to other obligations account, under current liabilities.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

13.	Loans

	Consolidated
	2003	2002
Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3-month deposits + 0.15% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	80,699	114,517
Loan in the amount of US$ 3,844,000 at 12/31/02, bearing interest based on the Libor rate + 0.4% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly rate variation to final maturity.	—	9,218

	80,699	123,735
Short-term amortizable amount	(40,899)	(46,269)

Noncurrent liability	39,800	77,466

The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiaries comply with these covenants.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

13.	Loans—Continued

Loans are guaranteed by promissory notes in the amount of principal plus interest as well as by surety of the Company.

The outstanding hedge contract amounts at balance sheet date to R$ 80,699 (R$ 123,735 in 2002) and the operation term is the same as that for the loan agreement.

The long-term portion of loans matures up to 2005, as follows:

	2003	2002
2004	—	38,733
2005	39,800	38,733

	39,800	77,466

14.	Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participações S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective redemption date.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

15.	Taxes

	Company		Consolidated
	2003	2002	2003	2002
ICMS	—	—	31,462	22,581
Pis and Cofins	1,388	898	6,148	8,044
Income and social contribution taxes	7,642	1,869	8,715	9,054
Other	351	—	2,543	2,270

	9,381	2,767	48,868	41,949

16.	Provision for Contingencies

	Company		Consolidated
	2003	2002	2003	2002
Labor claims	48	220	1,152	2,080
Tax claims	—	—	3,484	4,180
Civil and other claims	—	—	4,979	9,798

	48	220	9,615	16,058

Labor claims

Refer to labor proceedings in the amount of approximately R$ 5,600, for which the Company maintains a judicial deposit in the amount of R$ 1,191. Based on the opinion of its legal advisors, the Company set up a provision in the amount of R$ 1,152, which is considered to be sufficient to cover probable losses on these proceedings.

Tax claims

Refer to tax proceedings in the amount of approximately R$ 4,200, without any related judicial deposit. Based on the opinion of its legal advisors, the Company set up a provision in the amount of R$ 3,484, which is considered sufficient to cover probable losses on these proceedings.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

16.	Provision for Contingencies—Continued

Civil claims

These refer to indemnification proceedings for pain and suffering and other proceedings in the amount of approximately R$ 30,600, for which the Company maintains a judicial deposit of R$ 1,873. Based on the opinion of its legal advisors, the Company set up a provision of R$ 4,979, which is considered to be sufficient to cover probable losses on these proceedings.

17.	Shareholders’ Equity

a)	Capital

The authorized capital of Tele Nordeste Celular Participações S.A. is 700,000,000,000 shares, according to the Company’s by-laws.

At December 31, 2003, subscribed and paid up capital was divided into 359,268,489,643 (345,739,619,789 in 2002) nominative shares, of which 135,324,667,924 (130,753,135,918 in 2002) are common and 223,943,821,719 (214,986,483,871 in 2002) are preferred, all without par value.

Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

b)	Capital reserve – Special premium reserve

This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity—Continued

b)	Capital reserve – Special premium reserve – continued

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2003 and will be used for capital increase. On March 14, 2003, the Meeting approved a capital increase of R$ 25,180, corresponding to the portion of tax benefit realized in 2002

c)	Income reserves

Legal reserve

In conformity with the legislation in force (Law No. 6404/76, article 193), 5% (five percent) of net income computed in the year should be applied to the legal reserve prior to any other destination, which should not exceed 20% (twenty percent) of capital or 30% (thirty percent) of capital plus capital reserves; after this limit no appropriations to this reserve are obligatory. These reserves can be used only for capital increase or compensation of accumulated losses.

Realizable profit reserve

At December 31, 2003, the Company set up a realizable profit reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiaries and not allowing distribution by them, in the amount of R$ 49,807. Said reserve will be reversed by the Company upon its actual realization or upon capitalization of the tax incentive reserve by the subsidiaries.

In conformity with Law No. 10303/01, the reserve amounting to R$ 18,838 was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the Company’s business.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity—Continued

c)	Income reserves – continued

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. As described in Note 17d, the Company realized a portion of this reserve in the amount of R$ 10,280 (R$2,244 in 2002) in the year ended December 31, 2003.

d)	Dividends

According to its bylaws, Tele Nordeste Celular Participações S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III of article 202 of Law No. 6404/76, as dividends for each business year ending December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the subsequent paragraph, and this value will be increased by the amount necessary to pay priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

As decided in the General Extraordinary Meeting of December 20, 2002, the Company’s by-laws were amended to conform to the new Corporation Law, including paragraph one of article 10, which ensure holders of preferred shares of the right to receive annual dividend by share of 3% (three percent) of the amount of shareholders’ equity per share, based on the last approved balance sheet, whenever the dividends established based on this criterion are in excess of dividends calculated under the criterion previously established, described in the above paragraph.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity—Continued

d)	Dividends - Continued

Dividends were calculated as follows:

	2003	2002
Net income for the year	207,545	118,574
(-) Legal reserve	(10,377)	(5,929)

Adjusted net income	197,168	112,645
Portion excluded from net income for the year	(75,350)	—

Dividends calculation basis	121,818	112,645

Minimum compulsory dividends	30,454	28,161

Dividends:
Common shares - R$ 0.1134 (R$ 0.0879 in 2002) per thousand shares	15,343	11,498
Preferred shares - R$ 0.1134 (R$ 0.0879 in 2002) per thousand shares	25,391	18,907

	40,734	30,405

Special dividends reserve	(10,280)	(2,244)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity —Continued

d)	Dividends—Continued

Unrealized profit was calculated as follows:

Net income for the year		207,545
(-) Unrealized profit:
Equity pickup	(217,825)
Interest on own capital and dividends received or declared by subsidiaries	40,734	(177,091)

Realized profit		30,454

Minimum compulsory dividends (R$197,168 x 25%)		49,292
(-) Realized profit		30,454

Deferred dividends		18,838
		1/25%

Portion excluded from net income for the year		75,350

Proposed dividends of R$ 40,734 represent the amount of dividends and interest on shareholders’ equity received or declared by the subsidiaries, of which the Company destined the realized portion of R$ 30,454 for the payment of minimum compulsory dividend for 2003 and the remaining portion for realization of a portion of the special reserve for dividends payable.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

18.	Shareholders’ Equity —Continued

d)	Dividends—Continued

The amount of R$ 30,454, referring to dividends for 2003, will be proposed for distribution to Company shareholders at the General Shareholders Meeting approving results for 2003.

The amounts of R$ 10,280 and R$ 30,454 will be updated by reference to the TR variation, from January 1, 2004 through to the date to be defined for actual payment. Thus distribution of dividends for the year shall be as follows:

d1)	Portion for the year of R$ 30,454, to shareholders on the date of the General Shareholders’ Meeting approving results for the year.

	2003	2002
Common shares - R$ 0.0848 (R$ 0.0815 in 2002) per thousand shares	11,471	10,650
Preferred shares - R$ 0.0848 (R$ 0.0815 in 2002) per thousand shares	18,983	17,511

	30,454	28,161

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity —Continued

d)	Dividends—Continued

d2)	From realized portion of special reserve for dividends payable to shareholders on April 5, 2002.

	2003	2002
Common shares - R$ 0.0286 (R$ 0.0065 in 2002) per thousand shares	3,872	849
Preferred shares - R$ 0.0286 (R$ 0.0065 in 2002) per thousand shares	6,408	1,395

	10,280	2,244

e)	Retained earnings

The remaining net income balance, adjusted according to Article 202 of Law No. 6404/76, in the amount of R$ 112,388, composes the balance of the retained earnings account, and will be retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget to be presented to and approved by the Shareholders General Meeting.

Considering that the limit for income reserves and retained earnings in relation to capital provided for in article 199 of Law No. 6404/76 has been reached, management will submit for the approval of the Board of Directors a proposal for increasing capital without issuing shares, in the amount of R$ 84,809, using retained earnings for prior years. After approval of the Board of Directors, this proposal will be submitted to the General Meeting.

f)	Stock option plan

On May 4, 2001, the Company’s shareholders approved the implantation of a stock option plan, initially covering officers, managers and principal employees. The stock option plan has duration of three years, up to May 4, 2004. All beneficiaries have already exercised 2/3rd of total options to which they were entitled, which corresponds to 1,440,754 lots of 1,000 shares, referring to the targets attained in 2001 and 2002, considering price of R$ 3.21 per thousand shares, 26,798 lots of 1,000 shares during 2003, representing capital increase of R$ 86, and the remaining lots in 2004.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

17.	Shareholders’ Equity —Continued

f)	Stock option plan—continued

The options can be exercised in accordance with the stock option plan only if the operating results, prior to interest and taxes, meet certain goals, which are established each year at the time of the annual budget preparation. The holders of options may exercise their options at certain prices established in accordance with the plan. Upon option exercise, the Board of Directors approves the corresponding capital increase, which after payment is recognized in accounting.

At December 31, 2003, there were 1,382,164 lots of 1,000 preferred shares, representing 0.39% of total Company subscribed capital, available to be acquired.

18.	Financial Expenses

	2003	2002	2003	2002
Loan obligations	5,168	4,825	37,441	29,583
Debenture obligations	—	—	3,356	37,080
Interest on shareholders’ equity	534	—	9,427	5,991
Bank charges	4	205	1,278	5,113
Other expenses	194	187	6,789	741

	5,900	5,217	58,291	78,508

19.	Financial Income

	Company		Consolidated
	2003	2002	2003	2002
Short-term investments	—	48	91,653	47,318
Swap operations gain	—	—	—	8,295
Interest collected from customers	—	—	15,568	6,330
Intercompany loan charges	—	40	—	—
Other income	2,735	283	4,772	4,121

	2,735	371	111,993	66,064

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

20.	Other Operating Income (Expenses)

	Company		Consolidated
	2003	2002	2003	2002
Fines on telephony services		—	4,869	4,486
Recovered expenses	316	—	21,875	10,555
Premium amortization	—	—	(25,180)	(25,180)
Pis and cofins on other operating income	(1,958)	(996)	(9,089)	(7,033)
Provision for contingency	—	(180)	(974)	(13,355)
Other	544	2,291	(2,432)	5,393

	(1,098)	1,115	(10,931)	(25,134)

21.	Nonoperating Income (Expenses)

	Company		Consolidated
	2003	2002	2003	2002
Gain on disposal of shareholdings in TIMnet.com	12,570	—	12,570	—
Result of fixed asset disposals	—	—	—	—
Effect of Finor reversal	—	—	(1,245)
Other	2,108	(2,997)	2,494	(3,120)

	14,678	(2,997)	13,819	(3,120)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

22.	Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments. The market value of investments in subsidiaries, based on the latest over-the-counter market quotations of December 2003, approximates the corresponding book value.

At December 31, 2003 and 2002, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

The estimated market values of loans and debentures are based on interest rates at December 31, 2003 and 2002, for transactions with similar characteristics, and approximate book value.

Loans

The fair values of loans, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involves the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

22.	Financial Instruments—Continued

Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2003, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

22.	Financial Instruments—Continued

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

23.	Insurance (unaudited)

At December 31, 2003, Tele Nordeste Celular Participações S.A. and its subsidiaries had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

24.	Pension Plan - TIMPREV

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

24.	Pension Plan – TIMPREV—Continued

In this sense, on November 13, 2002, through Notification 1917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV – NORDESTE (Regulamento do Plano de Benefícios TIMPREV – NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

The migration performance up to January 12, 2004 represents 92.46% of adhesion.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

•	Regular retirement pension

•	Anticipated retirement pension

•	Invalid (disability) pension

•	Deferred proportional benefit

•	Death pension

In the year ended December 31, 2003, the contributions of the Company and its subsidiaries to TIMPREV totaled R$ 140.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—Continued

December 31, 2003 and 2002

(In thousands of reais)

25.	Commitments Assumed under the Cellular Mobile Service Concession - SMP (unaudited)

Tele Nordeste Celular Participações S.A.’s subsidiaries, as other Brazilian cellular mobile service providers, have service quality and customers attendance obligations, as well as cellular mobile service coverage obligations, assumed in the concession contracts. We set out below the results of the service quality and customers attendance commitments at December 31, 2003:

Service quality

				Telasa	Telpe	Telpa	Telern	Teleceara	Telepisa
INDICATOR	DESCRIPTION	TREND	TARGET	31/12/03	31/12/03	31/12/03	31/12/03	31/12/03	31/12/03
SMP 1	Rate of complaints	ê	1.0%	0.26%	0.38%	0.29%	0.33%	0.35%	0.28%
SMP 2	Coverage and congestion complaints per 1000 AMO	ê	4.0	0.01	0.02	0.02	0.02	0.02	0.01
SMP 3	Rate of access to customers’ service center (URA)
	Morning	é	98%	99.39%	98.75%	98.54%	98.57%	92.67%	98.72%
	Afternoon	é	98%	99.41%	98.01%	97.47%	97.53%	95.53%	99.00%
	Evening	é	98%	93.09%	96.59%	91.17%	90.88%	89.62%	97.72%
SMP 4	Rate of attendance by customers’ service center
	Morning	é	90%	99.70%	99.80%	99.70%	99.80%	99.80%	99.70%
	Afternoon	é	90%	99.60%	99.60%	99.60%	99.50%	99.60%	99.70%
	Evening	é	90%	98.50%	98.50%	98.60%	98.50%	98.40%	98.40%
SMP 5	Calls placed and completed rate
	Morning	é	62%	70.28%	65.79%	65.36%	67.92%	64.58%	68.21%
	Afternoon	é	62%	70.18%	65.64%	64.34%	67.89%	64.93%	72.39%
	Evening	é	62%	65.30%	61.25%	57.19%	62.50%	60.24%	61.76%
SMP 6	Completed calls rate
	Morning	é	95%	96.26%	97.73%	98.08%	97.40%	97.37%	97.67%
	Afternoon	é	95%	96.51%	97.79%	98.21%	97.37%	97.53%	98.02%
	Evening	é	95%	97.13%	97.98%	98.42%	97.69%	97.84%	97.80%
SMP 7	Not completed calls rate
	Morning	ê	2%	0.95%	0.82%	0.76%	0.99%	0.84%	0.70%
	Afternoon	ê	2%	1.04%	0.87%	0.79%	0.97%	0.77%	0.96%
	Evening	ê	2%	1.34%	0.98%	0.98%	1.14%	0.96%	0.86%
SMP 8	Correspondence reply rate	é	95%	98.50%	98.50%	98.60%	98.40%	98.50%	98.60%
SMP 9	Information request reply rate	é	95%	100%	100%	100%	100%	100%	100%
SMP 10	Public service rate	é	95%	95.90%	96.70%	98.00%	95.20%	99.00%	96.20%
SMP 11	Accounts related services	ê	5	0.9	1	0.6	0.9	0.7	0.5
SMP 12	Failure/defects clearance rate	é	95%	100.00%	99.91%	100.00%	99.78%	99.36%	99.52%